02017154

EXECUTED COPY

FORM 6-K

RECD S.E.C.
MAR 5 2002
080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR MARCH 5, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED
MAR 08 2002
THOMSON FINANCIAL

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

Investor Relations

Press Release

Endesa makes required filing with the Spanish Securities and Exchange Commission (CNMV)

New York, March 4th, 2002.- Endesa **(NYSE:ELE)** has communicated to the Spanish Securities and Exchange Commission (CNMV) the following issues which relate to the impact of the economic situation in Argentina on ENDESA's financial statements:

1. The impact on the financial statements of ENDESA as of December 31st, 2001 brought by the lower Euro value of the investment in Argentinean affiliates as a result of the devaluation of the peso in January 2002, considering an exchange rate of 1.7 pesos to the dollar, has been the following:

   a) On the consolidated financial statements:
   - Euro 84 million (USD 75 million) lower net income.
   - Euro 356 million (USD 317 million) lower conversion differences in the shareholders' equity.

   b) On the financial statements of the parent company:
   - Euro 119 million (USD 106 million) lower net income since, should the peso not have been devalued, ENDESA, S.A. would have been able to revert the whole of the provision charged by ENDESA Internacional, which is the affiliate that holds stakes in Argentinean affiliates.

2. The additional effects of this devaluation on ENDESA's consolidated financial statements considering the exchange rate of 2.17 pesos to the dollar as of March 1st, 2002 would be Euro 47 million (USD 42 million) in net income and Euro 106 million (USD 94 million) in shareholders' equity. These effects will be registered, in their case, on the accounts for the year 2002.

   It is not possible to single out the effect of the evolution during 2002 of the exchange rate of the peso on the accounts of the parent company ENDESA, S.A., since, in the absence of direct holdings in Argentinean companies, the effect will be dependent on the consolidated results of its affiliate ENDESA Internacional which reflect the performance of the Latin American affiliates in all the countries in which ENDESA is present.

3. As of December 31st, 2001 the consolidated financial statements of ENDESA did not reflect any goodwill on acquisitions in Argentina since goodwill corresponds to the investment in the ENERSIS Group.

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.

e-mail: ir@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: March 5, 2002

By: ____________________
Name: Jacinto Pariente
Title: Manager of North America Investor Relations